DNN N.A. LLC DBA Krapow
Profit & Loss Statement
For the Period YTD Aug 31, 2023

OPERATING REVENUE	USD ($)
Sales	195,948.13
Net Revenue	**195,948.13**

COST OF SERVICES	
Cost of Services	54,838.82
Gross Profit	**141,109.31**

Operating and Administrative Expenses	
Commission on sales	46,557.79
Marketing	4,422.55
Labor	56,324.18
Kitchen Rent	37,881.30
Equipment Rent	3,823.15
General Office Expenses	523.04
Interest payment	2,923.56
Total Operating/Administrative expenses	**152,455.57**

Net Income	(11,346.26)

DNN N.A. LLC DBA Krapow
Balance Sheet
As at Aug 31, 2023

	USD ($)
Assets	
Current Assets	
Cash and cash equivalents	3,522.00
Account Receivables	11,925.26
Total current assets	**15,447.26**
Fixed (Long-Term) Assets	
Kitchen Equipments	35,933.66
Intangibles - Trademark	525.00
Total fixed assets	**36,458.66**
Total Assets	**51,905.92**
Liabilities and Owner's Equity	
Current Liabilities	
Credit Card Payables	52,265.37
Account Payables	-
Total current liabilities	**52,265.37**
Long-Term Liabilities	
Long term loan	-
Total long-term liabilities	**-**
Owner's Equity	
Opening Capital	(9,013.19)
Fresh Capital	20,000.00
Profit for the year	(11,346.26)
Drawing	-
Total equity	**(359.45)**
Total Liabilities and equity	**51,905.92**

DNN N.A. LLC DBA Krapow
Cash Flow Statement
For the Period YTD Aug 31, 2023

USD ($)

CASH GENERATED FROM OPERATING ACTIVITIES:	
Profit before Tax	(11,346.26)
Adjustment for non-cash items	-
	-
Operating Profit before working capital changes	**(11,346.26)**
Working Capital Changes:	
Increase/ Decrease in account receivable	(11,925.26)
Increase/ Decrease in other assets	-
Increase/ Decrease in Payables	18,795.21
	6,869.95
Net Cash Generated from Operating Activities (A)	**(4,476.31)**
CASH FLOW FROM INVESTING ACTIVITIES:	
Fixed Assets (acquired)/Disposed	(23,480.22)
Intengible Assets (acquired)/Disposed	(525.00)
Net cash flow from investing activities (B)	**(24,005.22)**
CASH FLOW FROM FINANCING ACTIVITIES:	
Increase/Decrease in capital	20,000.00
Drawings	-
Net cash flow from Financing activities (C)	**20,000.00**
Net Cash flow from All Activities (A+B+C)	(8,481.53)
ADD: OPENING CASH & CASH EQUIVALENTS	12,003.53
CLOSING CASH & CASH EQUIVALENTS	**3,522.00**